Commission File Number 001-31914

EXHIBIT 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

SUPPLEMENTARY INFORMATION REGARDING COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT MEMBERS IN 2020

China Life Insurance Company Limited (the “Company”) has disclosed the information regarding the compensation of directors, supervisors and senior management members of the Company in its 2020 annual report on a preliminary basis. Information regarding their final compensation in 2020 is reported as follows:

Unit: RMB ten thousand

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurance, housing provident fund and enterprise annuity fund)	Total remuneration before tax	Including: deferral payment	The actual payment of remuneration before tax in 2020
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Wang Bin	Chairman and Executive Director	—	—	—	—	—	—	—	—
Su Hengxuan	Executive Director and President	—	—	—	—	—	—	—	—
Li Mingguang	Executive Director, Vice President, Chief Actuary and Board Secretary	125.30	125.30	250.60	75.18	22.60	273.20	75.18	198.02
Yuan Changqing	Non-executive Director	—	—	—	—	—	—	—	—
Liu Huimin	Non-executive Director	—	—	—	—	—	—	—	—
Yin Zhaojun	Non-executive Director	—	—	—	—	—	—	—	—
Wang Junhui	Non-executive Director	—	—	—	—	—	—	—	—
Chang Tso Tung Stephen	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Robinson Drake Pike	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Tang Xin	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Leung Oi-Sie Elsie	Independent Director	25.00	5.00	30.00	—	—	30.00	—	30.00
Jia Yuzeng	Chairman of the Board of Supervisors	143.20	143.20	286.40	85.92	22.55	308.95	85.92	223.03
Han Bing	Supervisor	50.55	97.62	148.17	0.00	33.70	181.87	0.00	181.87
Cao Qingyang	Employee Representative Supervisor	59.36	95.93	155.29	0.00	33.55	188.84	0.00	188.84
Wang Xiaoqing	Employee Representative Supervisor	51.84	94.01	145.85	0.00	32.25	178.10	0.00	178.10
Huang Xiumei	Vice President	95.47	95.47	190.94	57.28	15.17	206.11	57.28	148.83
Ruan Qi	Vice President	125.30	125.30	250.60	75.18	22.22	272.82	75.18	197.64
Zhan Zhong	Vice President	143.20	143.20	286.40	85.92	22.53	308.93	85.92	223.01
Yang Hong	Vice President	125.30	125.30	250.60	75.18	22.56	273.16	75.18	197.98
Zhao Guodong	Assistant to President	65.00	158.95	223.95	95.37	22.44	246.39	95.37	151.02
Xu Chongmiao	Compliance Officer	52.75	85.70	138.45	0.00	34.24	172.69	0.00	172.69
Yang Chuanyong	Person in Charge of Audit	4.84	7.83	12.67	0.00	3.10	15.77	0.00	15.77

Information regarding the compensation of directors, supervisors and senior management members who resigned or retired in 2020
Zhao Peng	Executive Director and Vice President	—	—	—	—	—	—	—	—
Luo Zhaohui	Supervisor	—	—	—	—	—	—	—	—
Song Ping	Employee Representative Supervisor	4.21	7.47	11.68	2.99	2.87	14.55	2.99	11.56

Total	/	/	/	/	/	/	/	/	2,214.36

Notes:

1.

The total remuneration before tax in the above table refers to the total amount of remuneration of directors, supervisors and senior management members of the Company for the year 2020 and includes the amount disclosed in the Company’s 2020 annual report.

2.	The remuneration of directors, supervisors and senior management members of the Company is calculated based on their respective terms of office in 2020.
3.	The remuneration of directors and supervisors of the Company in 2020 is subject to the approval at the general meeting of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 28 October 2021

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao

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